October 12, 2011

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:  Mr. Paul Cline

Re:	CFS Bancorp, Inc.
File No. 000-024611
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed April 29, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 10, 2011 File No. 000-24611

Dear Mr. Cline:

This letter is in response to the comment set forth in the letter of the staff of the Securities and Exchange Commission (the Staff) to CFS Bancorp, Inc. (the Company) dated October 5, 2011 relating to the Staff’s review of the Company’s Form 10-K for the year ended December 31, 2010 (the 2010 Form 10-K), Form 10-Q for the quarter ended March 31, 2011, and Form 10-Q for the quarter ended June 30, 2011.  For your reference and convenience, the text of the Staff’s comment letter has been reproduced below in italics with our responses following immediately thereafter.

In our response we have agreed to change or supplement the disclosures in our future filings.  While we believe that these changes will improve our future disclosures, we do not believe our prior filings are materially deficient or inaccurate.

Securities and Exchange Commission
October 12, 2011

Form 10-Q for the quarter ended June 30, 2011

Performance Overview
Non-GAAP Financial Information, page 42

1.           Please revise your future filings to change the name of your non-GAAP measure to more accurately reflect its content.  In this regard, the use of the word “core” implies you are referring to your most central or essential operations and results.  Removal of the provision from net income to arrive at “core” earnings implies that credit losses are not an inherent part of your core operations.  Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, perhaps eliminating the use of the word “core” in its entirety in the title.

We will include in future filings the following disclosures about our non-GAAP measures.

Non-GAAP Financial Information

The following table reconciles income before income taxes in accordance with U.S. generally accepted accounting principles (U.S. GAAP) to the non-GAAP measurement of pre-tax, pre-provision earnings, as adjusted. ~~from core operations~~.

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	(Dollars in thousands)
Reconciliation of Income Before Income Taxes to Pre-Tax, Pre-Provision Earnings, as adjusted ~~from Core Operations~~:
Income before income taxes	$1,658	$1,159	$2,096	$1,966
Provision for loan losses	996	817	1,899	2,527
Pre-tax, pre-provision earnings	2,654	1,976	3,995	4,493
Add back (subtract):
Net ~~(~~gain~~) loss~~ on sale of:
Investment securities	(173)	―	(692)	(456)
Other real estate owned	(2,238)	(11)	(2,233)	(12)
Other real estate owned related expense, net	2,011	255	2,603	886
Loan collection expense	233	153	353	322
Severance and early retirement expense	―	437	―	440
Pre-tax, pre-provision earnings, as adjusted ~~from core operations~~	$2,487	$2,810	$4,026	$5,673
Pre-tax, pre-provision earnings, as adjusted ~~from core operations~~ to average assets	.87%	1.03%	.71%	1.05%

Our accounting and reporting policies conform to U.S. GAAP and general practice within the banking industry.  Management uses certain non-GAAP financial measures to evaluate our financial performance and has provided the non-GAAP financial measures of pre-tax, pre-provision earnings, as adjusted ~~from core operations~~ and pre-tax, pre-provision earnings, as adjusted ~~from core operations~~ to average assets.  In these non-GAAP financial measures, the provision for loan losses, other real estate owned related income and expenses, loan collection

Securities and Exchange Commission
October 12, 2011

expense, ~~and certain other items, such as~~ gains and losses on sales of investment securities and other assets, and severance and early retirement expense, are excluded ~~from the determination of core operating results~~.  Management believes ~~that~~ these measures are useful because they provide a more comparable basis for evaluating financial performance excluding certain credit related costs and other non-recurring items ~~from core operations~~ period to period and allows management and others to assess our ability to generate pre-tax earnings to cover our provision for loan losses and other credit-related costs.  Although these non-GAAP financial measures are intended to enhance investors understanding of our business performance, these operating measures should not be considered as an alternative to GAAP.

The risks associated with utilizing operating measures (such as the pre-tax, pre-provision earnings, as adjusted ~~from core operations~~) are that various persons might disagree as to the appropriateness of items included or excluded in these measures and that other companies might calculate these measures differently.  Management compensates for these limitations by providing detailed reconciliations between GAAP information and our pre-tax, pre-provision earnings, as adjusted ~~from core operations~~ as noted above; however, these disclosures should not be considered an alternative to GAAP.

In connection with the foregoing response, the Company hereby acknowledges that:

(1)           the Company is responsible for the adequacy and accuracy of the disclosures in the filings referenced above;

(2)           Staff comments or changes to the disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing response addresses the Staff’s comment.  As applicable, we undertake to revise our disclosures in future Forms 10-K and 10-Q filings in accordance with our response to the Staff’s comment as set forth above.  If you have any questions or would like to discuss our response or any of the information or disclosures set forth above, please direct them to me, or in my absence, to Joyce Fabisiak, Vice President - Finance and Reporting, at 219-836-5500.

Sincerely,
/s/Jerry A. Weberling
Jerry A. Weberling
Executive Vice President and Chief Financial Officer
cc: Dave Irving, Securities and Exchange Commission